UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NON-INVASIVE MONITORING SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

655366508

(CUSIP Number)

Jane Hsiao, Ph.D.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-6004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655366508

1	NAME OF REPORTING PERSON Jane Hsiao, Ph. D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER 10,445,000 (1)
	8	SHARED VOTING POWER 5,820,000 (2)
	9	SOLE DISPOSITIVE POWER 10,445,000 (1)
	10	SHARED DISPOSITIVE POWER 5,820,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,265,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes options to purchase 45,000 shares of common stock.
(2)	Includes: (a) 2,150,000 shares of common stock that may be acquired upon conversion of 430 shares of Series D Convertible Preferred Stock held by the Chiin Hsiung Dr. Hsiao Family Trust A; and (b) 3,670,000 shares of common stock that may be acquired upon conversion of 734 shares of Series D Convertible Preferred Stock held by Hsu Gamma Investments, L.P. Dr. Hsiao is the trustee of the Chiin Hsiung Dr. Hsiao Family Trust A and her three children are the sole and exclusive beneficiaries thereof. Dr. Hsiao is the general partner of Hsu Gamma Investments, L.P. Dr. Hsiao disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein, and this schedule shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, or for any other purpose.
(3)	The percentage of beneficial ownership is based upon 78,942,423 shares of common stock outstanding as of June 10, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on June 13, 2014.

CUSIP No. 655366508

1	NAME OF REPORTING PERSON THE CHIIN HSIUNG DR. HSIAO FAMILY TRUST A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,150,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,150,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The source of funds for the reporting person’s purchase was personal funds of Dr. Hsiao.
(2)	Includes 2,150,000 shares of common stock that may be acquired upon conversion of 430 shares of Series D Convertible Preferred Stock held by the Chiin Hsiung Dr. Hsiao Family Trust A. Dr. Hsiao is the trustee of the Chiin Hsiung Dr. Hsiao Family Trust A and her three children are the sole and exclusive beneficiaries thereof.
(3)	The percentage of beneficial ownership is based upon 78,942,423 shares of common stock outstanding as of June 10, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on June 13, 2014.

CUSIP No. 655366508

1	NAME OF REPORTING PERSON HSU GAMMA INVESTMENTS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,670,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,670,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,670,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes 3,670,000 shares of common stock that may be acquired upon conversion of 734 shares of Series D Convertible Preferred Stock held by Hsu Gamma Investments, L.P. Dr. Hsiao is the general partner of Hsu Gamma Investments, L.P.
(2)	The percentage of beneficial ownership is based upon 78,942,423 shares of common stock outstanding as of June 10, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on June 13, 2014.

CUSIP No. 655366508

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed by Jane Hsiao, Ph.D., an individual (“Dr. Hsiao”), The Chiin Hsiung Dr. Hsiao Family Trust A, a Florida trust (the “Trust”), and Hsu Gamma Investments, L.P., a Delaware limited partnership (the “Partnership; collectively, Dr. Hsiao, the Trust and the Partnership, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on May 28, 2008, as amended by Amendment No. 1 thereto filed on February 3, 2009 (collectively, the “Original 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Original 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On February 28, 2012, Dr. Hsiao acquired 6,000,000 shares of Common Stock in a private transaction at a price per share of $0.05 for an aggregate purchase price of approximately $300,000, excluding any fees or commissions. The source of funds for the purchase price was Dr. Hsiao’s personal funds.

On April 8, 2013, Dr. Hsiao acquired 2,000,000 shares of Common Stock from the Issuer at a price per share of $0.05 for an aggregate purchase price of approximately $100,000, excluding any fees or commissions, pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) entered into between the Issuer and 12 investors (the “Investors”), including Dr. Hsiao. The Investors collectively agreed to purchase in a private placement an aggregate of 10,020,000 shares of the Issuer’s common stock. The source of funds for Dr. Hsiao’s purchase price was Dr. Hsiao’s personal funds.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Prior to 60 days before the date of this Amendment:

On February 23, 2009, Dr. Hsiao was granted an option to purchase 25,000 shares of Common Stock at an exercise price of $0.32 per share. These options have vested.

On March 8, 2010, Dr. Hsiao was granted an option to purchase 20,000 shares of Common Stock at an exercise price of $0.43 per share. These options have vested.

On February 28, 2012, Dr. Hsiao acquired 6,000,000 shares of Common Stock in a private transaction at a price per share of $0.05.

On April 8, 2013, Dr. Hsiao acquired 2,000,000 shares of Common Stock from the Issuer pursuant to the Stock Purchase Agreement at a price per share of $0.05.

All shares of Common Stock acquired by the Reporting Persons since the filing of the Original 13D with the SEC have been acquired for investment purposes. Except as otherwise set forth in Item 4, the Reporting Persons have no present plan or proposal that relates to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

CUSIP No. 655366508

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b)

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percentage of Outstanding Shares of Common Stock(4)
Jane Hsiao, Ph. D.	16,265,000	(1)	19.2%
The Chiin Hsiung Dr. Hsiao Family Trust A	2,150,000	(2)	2.7%
Hsu Gamma Investments, L.P.	3,670,000	(3)	4.4%

(1)	Includes: (a) options to purchase 45,000 shares of common stock; (b) 2,150,000 shares of common stock that may be acquired upon conversion of 430 shares of Series D Convertible Preferred Stock held by the Chiin Hsiung Dr. Hsiao Family Trust A; and (c) 3,670,000 shares of common stock that may be acquired upon conversion of 734 shares of Series D Convertible Preferred Stock held by Hsu Gamma Investments, L.P. Dr. Hsiao is the trustee of the Chiin Hsiung Dr. Hsiao Family Trust A and her three children are the sole and exclusive beneficiaries thereof. Dr. Hsiao is the general partner of Hsu Gamma Investments, L.P. Dr. Hsiao disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein, and this schedule shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, or for any other purpose.
(2)	Includes 2,150,000 shares of common stock that may be acquired upon conversion of 430 shares of Series D Convertible Preferred Stock held by the Chiin Hsiung Dr. Hsiao Family Trust A. Dr. Hsiao is the trustee of the Chiin Hsiung Dr. Hsiao Family Trust A and her three children are the sole and exclusive beneficiaries thereof.
(3)	Includes 3,670,000 shares of common stock that may be acquired upon conversion of 734 shares of Series D Convertible Preferred Stock held by Hsu Gamma Investments, L.P. Dr. Hsiao is the general partner of Hsu Gamma Investments, L.P.
(4)	The percentage of beneficial ownership is based upon 78,942,423 shares of common stock outstanding as of June 10, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on June 13, 2014.

Items 7 through 10, including the footnotes thereto, set forth on each cover page to this Amendment are hereby incorporated into subsections (a) and (b) of this Item 5 by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

In connection with the transaction in which Dr. Hsiao purchased 2,000,000 shares of Common Stock from the Issuer, Dr. Hsiao entered into the Stock Purchase Agreement with the Issuer containing terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act of 1933 (the “Act”), pursuant to Section 4(2) therein. The shares were not registered under the Act and are “restricted securities” as that term is defined by Rule 144 under the Act and no registration rights were granted. The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated into this Item 6 by reference.

CUSIP No. 655366508

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description

99.3	Form of Stock Purchase Agreement dated April 8, 2013 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 10, 2013)

CUSIP No. 655366508

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2014	/s/Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D.

Dated: September 26, 2014	THE CHIN HSIUNG DR. HSIAO FAMILY TRUST A

	By:	/s/Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D.,
Trustee

Dated: September 26, 2014	HSU GAMMA INVESTMENTS, L.P.

	By:	/s/Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D.,
General Partner

CUSIP No. 655366508

EXHIBIT INDEX

Exhibit Number	Description

99.3	Form of Stock Purchase Agreement dated April 8, 2013 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 10, 2013)